October 2, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-13585

Dear Mr. Rosenberg:

We refer to your comment letter dated May 18, 2009, your follow-up comments delivered orally on July 15, 2009, and the letter from the Division of Corporation Finance’s Office of the Chief Accountant dated September 23, 2009, responding to our waiver request letter dated August 14, 2009. That letter partially granted our waiver request pertaining to Comment 1 of your original letter, and denied the request as it pertains to disclosures required by Rule 4-08(g) of Regulation S-X with respect to one investment in affiliate.

Accordingly, we intend to amend our Form 10-K for the year ended December 31, 2008, to add the bolded language and table below in Note 1 to the financial statements under the subheading “Investments”:

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting or the cost method of accounting, and notes receivable and other investments, which are carried at the lower of cost or fair value less costs to sell. One of the Company’s equity method investments is a joint venture that provides products used in connection with loan originations, in which a subsidiary of the Company owns a 50.1% interest. Based on the terms and conditions of the joint venture agreement, this investment is accounted for under the equity method. Summarized financial information for this investment (assuming a 100% ownership interest) is as follows:

(in thousands)	December 31
	2008	2007
Balance sheets
Total assets	$67,042	$92,663
Total liabilities	$31,664	$28,565

(in thousands)	December 31
	2008	2007	2006
Statement of operations
Net revenue	$337,130	$301,466	$296,195
Income before income taxes	$77,773	$63,507	$59,650
Net income	$77,773	$63,507	$59,650

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued attention to this matter.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

cc:	Vanessa Robertson
Joel Parker
Anthony Piszel
Brian Lane, Gibson Dunn & Crutcher LLP